Exhibit 12.1

	BWAY Holding Company Computation of Ratio of Earnings to Fixed Charges
	Predecessor										Successor	Predecessor		Successor
	Year Ended October 2, 2005		Yeqr Ended October 1, 2006		Yeqr Ended September 30, 2007	Year Ended September 28, 2008		Year Ended September 27, 2009 (Dollars in Millions)		Period from September 28, 2009 to June 15, 2010	Period from June 16, 2010 to June 30, 2010	Three Months Ended December 31, 2009		Three Months Ended December 31, 2010
Earnings
Income (loss) before income taxes and cumulative effect of change in accounting principle	$19.9		$18.5		$(2.2)	$13.2		$34.7		$(52.8)	$(11.9)	$0.9		$(18.5)

Fixed Charges (see below)	36.4		39.0		42.7	39.8		39.2		28.2	17.0	9.9		15.0

Total earnings available for fixed charges	$56.3		$57.5		$40.5	$53.0		$73.9		$(24.6)	$5.1	$10.8		$(3.5)

Fixed Charges
Interest expense	$30.6		$33.2		$36.7	$33.6		$31.1		$20.6	$14.5	$7.3		$12.6
Amortization of debt issuance costs	2.1		2.2		2.1	2.1		2.2		1.5	1.1	0.5		1.0
Amortization of debt discount	—		—		—	—		2.0		3.2	0.2	1.1		0.1
Estimated interest component of rental expense	3.7		3.6		3.9	4.1		3.9		2.9	1.2	1.0		1.3

Total fixed charges	$36.4		$39.0		$42.7	$39.8		$39.2		$28.2	$17.0	$9.9		$15.0

Ratio of earnings to fixed charges (1)	1.5	x	1.5	x	N/A	1.3	x	1.9	x	N/A	N/A	1.1	x	N/A

(1)	For the year ended September 30, 2007, for the periods from September 28, 2009 to June 15, 2010 and June 16, 2010 to June 30, 2010 to June 30, 2010, and for the three months ended December 31, 2010, our earnings were insufficient to cover fixed charges by $2.2 million, $52.8 million, $11.9 million and 418.5 million, respectively